

Mail Stop 3720

September 18, 2008

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive, Ste. E
Baltimore, Maryland 21227

> **RE:** **View Systems, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Originally filed June 2, 2008**
> **File No. 0-30178**

Dear Mr. Than:

We have completed our review of your Preliminary Information Statement on Schedule 14C, as most recently amended on August 21, 2008 and do not, as this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile 786.787.0456
Russell Weigel, Esq.